United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

EnerNOC, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

292764 10 7

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 292764 10 7

1.	Name of Reporting Persons Draper Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 120,507* (See Items 2 and 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 120,507* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,507 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.63%
12.	Type of Reporting Person (see Instructions) CO

*	All of these shares are directly owned by Draper Associates, L.P.

CUSIP NUMBER 292764 10 7

1.	Name of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 120,507 (See Items 2 and 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 120,507 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,507 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.63%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 292764 10 7

1.	Name of Reporting Persons Draper Fisher Jurvetson Fund VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,910, 325 (See Items 2 and 4)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,910, 325 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,910, 325 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.02%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 292764 10 7

1.	Name of Reporting Persons Draper Fisher Jurvetson Management Co. VI, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 59,902
6. Shared Voting Power 1,910,325* (See Items 2 and 4)
7. Sole Dispositive Power 59,902
8. Shared Dispositive Power 1,910,325* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,970,227 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.34%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

*	All of these shares are directly held by Draper Fisher Jurvetson Fund VI, L.P.

CUSIP NUMBER 292764 10 7

1.	Name of Reporting Persons Draper Fisher Jurvetson Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 53,408
6. Shared Voting Power 0 (See Items 2 and 4)
7. Sole Dispositive Power 53,408
8. Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,408 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.28%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

CUSIP NUMBER 292764 10 7

1.	Name of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 (See Items 2 and 4)
6. Shared Voting Power 2,144,142* (See Items 2 and 4)
7. Sole Dispositive Power 0 (See Items 2 and 4)
8. Shared Dispositive Power 2,144,142* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,144,142 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.25%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares 120,507 shares are directly held by Draper Associates, L.P., 1,910,325 shares are directly held by Draper Fisher Jurvetson Fund VI, L.P., 59,902 shares are directly held by Draper Fisher Jurvetson Management Co. VI, LLC and 53,408 shares are directly held by Draper Fisher Jurvetson Partners VI, LLC.

CUSIP NUMBER 292764 10 7

1.	Name of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 4,554
6. Shared Voting Power 2,023,635* (See Items 2 and 4)
7. Sole Dispositive Power 4,554
8. Shared Dispositive Power 2,023,635* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,189 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.64%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares 1,910,325 shares are directly held by Draper Fisher Jurvetson Fund VI, L.P., 59,902 shares are directly held by Draper Fisher Jurvetson Management Co. VI, LLC and 53,408 shares are directly held by Draper Fisher Jurvetson Partners VI, LLC.

CUSIP NUMBER 292764 10 7

1.	Name of Reporting Persons Stephen T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 3,880
6. Shared Voting Power 2,023,635* (See Items 2 and 4)
7. Sole Dispositive Power 3,880
8. Shared Dispositive Power 2,023,635* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,027,515 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.64%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares 1,910,325 shares are directly held by Draper Fisher Jurvetson Fund VI, L.P., 59,902 shares are directly held by Draper Fisher Jurvetson Management Co. VI, LLC and 53,408 shares are directly held by Draper Fisher Jurvetson Partners VI, LLC.

Item 1(a)	Name of Issuer: EnerNOC, Inc.

Item 1(b) Address of Issuer’s principal executive offices:

73 Federal Street, Suite 300t

Boston, MA 03110

Item 2. This Schedule 13G is filed on behalf of (i) Draper Associates, Inc., a California corporation, (ii) Draper Associates, L.P., a California limited partnership, (iii) Draper Fisher Jurvetson Fund VI, L.P., a California limited partnership (iv) Draper Fisher Jurvetson Management Co. VI, LLC, a California limited liability company (v) Draper Fisher Jurvetson Partners VI, LLC, a California limited liability company, (vi) Timothy C. Draper, a United States citizen (“Draper”), (vii) John H. N. Fisher, a United States citizen (“Fisher”), and (viii) Stephen T. Jurvetson, a United States citizen (“Jurvetson”).

Relationships

(1) Draper Associates, Inc. (“Draper Associates”). Mr. Draper is the President of Draper Associates, Inc., which is the general partner of Draper Associates, L.P.

(2) Draper Associates, L.P. (“Draper Associates, L.P.”). Mr. Draper has sole voting and investment power over the shares owned by Draper Associates, L.P. Mr. Draper disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3) Draper Fisher Jurvetson Fund VI, L.P. (“Fund”).

(4) Draper Fisher Jurvetson Management Co. VI, LLC (“Fund VI Management”) is the general partner of the Fund. The managing members of the general partner of the Fund are Messrs. Draper, Fisher and Jurvetson.

(5) Draper Fisher Jurvetson Partners VI, LLC (“Partners Fund LLC”) is a side-by-side fund of the Fund. The managing members of Partners Fund LLC are Messrs. Draper, Fisher and Jurvetson. Decisions with respect to Partners Fund LLC securities are made automatically in conjunction with decisions by the Fund.

(6) Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held directly by the Fund, Fund VI Management and Partners Fund LLC, except to the extent of their pecuniary interest therein.

Item 2(a)	Name of person filing:

Draper Associates, Inc.

Draper Associates, L.P.

Draper Fisher Jurvetson Fund VI, L.P.

Draper Fisher Jurvetson Management Co. VI, LLC

Draper Fisher Jurvetson Partners VI, LLC

Timothy C. Draper

John H. N. Fisher

Stephen T. Jurvetson

Item 2(b)	Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2(c)	Citizenship:

Draper Associates, Inc.	California
Draper Associates, L.P.	California
Draper Fisher Jurvetson Fund VI, L.P.	California
Draper Fisher Jurvetson Management Co. VI, LLC	California
Draper Fisher Jurvetson Partners VI, LLC	California
Timothy C. Draper	United States
John H. N. Fisher	United States
Stephen T. Jurvetson	United States

Item 2(d)	Title of class of securities: Common Stock, par value $0.01 per share.

The Issuer registered its Common Stock on its S-1 Registration Statement filed with the SEC on June 22, 2007. Each of the Reporting Persons identified in Item 2(a) above holds Common Stock

Item 2(e)	CUSIP No.: 292764 10 7

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the act (15 u.s.c. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the act (15 u.s.c. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the act (15 u.s.c. 78c).

(d) ☐	Investment company registered under section 8 of the investment company act of 1940 (15 u.s.c. 80a-8).

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(e);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(f);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(g);

(h) ☐	A savings association as defined in section 3(b) of the federal deposit insurance act (12 u.s.c. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the investment company act of 1940 (15 u.s.c. 80a-3);

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(j).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Associates, Inc.

A.	Amount Beneficially owned: 120,507

B.	Percent of Class: 0.63%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 120,507

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 120,507

Draper Associates, L.P.

A.	Amount Beneficially owned: 120,507

B.	Percent of Class: 0.63%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 120,507

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 120,507

Draper Fisher Jurvetson Fund VI, L.P.

A.	Amount Beneficially owned: 1,910,325

B.	Percent of Class: 10.02%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,910,325

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,910,325

Draper Fisher Jurvetson Management Co. VI, LLC

A.	Amount Beneficially owned: 1,970,227

B.	Percent of Class: 10.34%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 59,902

2.	shared power to vote or to direct the vote: 1,910,325

3.	sole power to dispose or to direct the disposition of: 59,902

4.	shared power to dispose or to direct the disposition of: 1,910,325

Draper Fisher Jurvetson Partners VI, LLC

A.	Amount Beneficially owned: 53,408

B.	Percent of Class: 0.28%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 53,408

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 53,408

Timothy C. Draper

A.	Amount Beneficially owned: 2,144,142

B.	Percent of Class: 11.25%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 2,144,142

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 2,144,142

John H. N. Fisher

A.	Amount Beneficially owned: 2,028,189

B.	Percent of Class: 10.64%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 4,554

2.	shared power to vote or to direct the vote: 2,023,635

3.	sole power to dispose or to direct the disposition of: 4,554

4.	shared power to dispose or to direct the disposition of: 2,023,635

Stephen T. Jurvetson

A.	Amount Beneficially owned: 2,027,515

B.	Percent of Class: 10.64%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 3,880

2.	shared power to vote or to direct the vote: 2,023,635

3.	sole power to dispose or to direct the disposition of: 3,880

4.	shared power to dispose or to direct the disposition of: 2,023,635

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	President

Draper Associates, L.P.

By: Draper Associates, Inc. (General Partner)

By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	President

Draper Fisher Jurvetson Fund VI, L.P.

By: Draper Fisher Jurvetson Management Co. VI, LLC (General Partner)

By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	Managing Member

Draper Fisher Jurvetson Management Co. VI, LLC

By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	Managing Member

Draper Fisher Jurvetson Partners VI, LLC

By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	Managing Member

/s/ Timothy C. Draper
Timothy C. Draper

/s/ John H. N. Fisher
John H. N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith